FORM 4

  (  )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
 1. Name and Address of Reporting Person
      Andersson, Sture
      Autoliv, Inc.
      Box 703 81
      S-107 24 Stockholm
      Sweden
 ___________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc. (ALV)
 ___________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ___________________________________________________________________________
 4. Statement for Month/Year
      August 1998
 ___________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (   ) DIRECTOR
  (   ) 10% OWNER
  ( x ) OFFICER (GIVE TITLE BELOW)
  (   ) OTHER (SPECIFY TITLE BELOW)
      Vice President, Engineering
   _____________________________________________________

 ___________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  ( X ) Form filed by One Reporting Person
  (   ) Form filed by More than One Reporting Person

 ===========================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ___________________________________________________________________________
 1. Title of Security (Instr. 3)

 ___________________________________________________________________________
 2. Transaction Date (Month/Day/Year)

 ___________________________________________________________________________
 3. Transaction Code (Instr. 8)

 ___________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

 ___________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

 ___________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

 ___________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ===========================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)
      Employee Stock Option
 ___________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security
      *
 ___________________________________________________________________________
 3. Transaction Date (Month/Day/Year)
      *
 ___________________________________________________________________________
 4. Transaction Code (Instr. 8)
      A
 ____________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)

      8,170  (A)
 ___________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)
      Exercisable: *      Expiration:  *
 ___________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      8,170 shares of Common Stock, par value $1.00 per share
 ___________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)
      Conversion into stock options of stock appreciation rights received pursuant to Autoliv, Inc. 1997 Stock Incentive Plan.

 ___________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
      8,370
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)
      (D)
 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)




 ___________________________________________________________________________
 EXPLANATION OF RESPONSES:

      * See attachment


       /s/ Sture Andersson                          September 7, 1998
      ___________________________________         _______________________
      **  SIGNATURE OF REPORTING PERSON            DATE

 _____________________________
      ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).




___________________________________________________________________________________________
    Stock          Stock               Number of
 Appreciation    Appreciation           Options
 Right Grant    Right Conversion     Resulting from     Date      Expiration   Exercise
   Date              Date              Conversion    Exercisable     Date        Price
__________________________________________________________________________________________
 8/5/1997         8/3/1998             5,500          8/5/1998      8/5/2007   $35.75
 2/4/1998         8/3/1998             2,670          2/4/1999      2/4/2008   $31.07
 _________________________________________________________________________________________


